UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 14, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Virgin America Inc.

File No. 333-197660 – CF# 31550

_____

Virgin America Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 28, 2014, as amended.

Based on representations by Virgin America Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through August 25, 2024
Exhibit 10.2	through October 22, 2020
Exhibit 10.3	through August 25, 2024
Exhibit 10.4	through August 25, 2024
Exhibit 10.5	through August 25, 2024
Exhibit 10.6	through August 25, 2024
Exhibit 10.7	through August 25, 2024
Exhibit 10.8	through August 25, 2024
Exhibit 10.9	through August 25, 2024
Exhibit 10.11	through January 2, 2021
Exhibit 10.15	through August 25, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary